Filed Pursuant to Rule 424(b)(5)
Prospectus Supplement (to the Prospectus dated February 1, 2017)	Registration No. 333-215577

Up to $25,000,000 of Common Stock and
up to $500,000 of Shares of Common Stock as Commitment Shares

TOP SHIPS INC.

This prospectus supplement and accompanying prospectus relate to the issuance and sale of:
•
up to $25,000,000 of shares of our common stock that we may sell from time to time to Crede CG III, Ltd., or the Investor, over the next 24 months pursuant to a common stock purchase agreement between us and the Investor, or the Purchase Agreement, dated as of December 11, 2017, or the Effective Date; and

•	up to $500,000 of shares of our common stock that are being issued to the Investor as a commitment fee in consideration for entering into the Purchase Agreement.
This prospectus supplement and accompanying prospectus also cover the resale of these shares by the Investor to the public. The Investor may offer all or part of these shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. We provide more information about how the Investor may sell its shares of common stock in the section titled "Plan of Distribution" on page S-33. This prospectus supplement and accompanying prospectus also cover the resale of these shares by the Investor to the public. The Investor may offer all or part of these shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. We provide more information about how the Investor may sell its shares of common stock in the section titled "Plan of Distribution" on page S-33. The Investor is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act.
Our common shares are listed on The Nasdaq Capital Market, or Nasdaq, under the symbol "TOPS".  The last reported sale price of our common shares on Nasdaq on December 7, 2017 was $0.43 per share.
Investing in our common stock involves a high degree of risk. Please see the section entitled "Risk Factors" on page S-11 of this prospectus supplement and the risk factors beginning on page 4 of the accompanying prospectus for certain risks and uncertainties you should consider.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
In connection with this offering we have engaged the services of a registered broker-dealer to act as a placement agent in connection with the Purchase Agreement with the Investor. The placement agent will receive a placement fee of $45,000 and a non-accountable expense reimbursement of $15,000. For information regarding the placement agent and compensation (including indemnification) to be received by the placement agent see "Plan of Distribution."
The date of this prospectus supplement is December 11, 2017.

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the Commission, utilizing a "shelf" registration process. This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and the common stock offered hereby and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying base prospectus, gives more general information and disclosure about our securities that we may offer from time to time, some of which does not apply to this offering of common stock offered hereby. When we refer to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.
If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us and our common stock being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading, "Where You Can Find Additional Information" in this prospectus supplement and the accompanying prospectus before investing in our common stock.
Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus relating to this offering. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell the common stock offered hereby only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in the prospectus is accurate only as of the date such information was issued, regardless of the time of delivery of the prospectus or any sale of the common stock offered hereby.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.
The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish the expectations, beliefs or projections described in the forward-looking statements contained in this report. All statements in this prospectus that are not statements of historical fact are forward-looking statements.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:
•
our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

•	our future operating and financial results;
•	oil and chemical tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;
•	our ability to take delivery of, integrate into our fleet, and employ newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;
•	the aging of our vessels and resultant increases in operation and drydocking costs;
•	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;
•	significant changes in vessel performance, including increased vessel breakdowns;
•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;
•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;
•	potential liability from litigation and our vessel operations, including discharge of pollutants;
•	changes in general economic and business conditions;
•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists;
•	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;
•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values; and
•	other important factors described from time to time in the reports filed by us with the Commission.

We refer you to the section entitled "Risk Factors," beginning on page S-11 of this prospectus supplement, on page 4 of the accompanying prospectus and on page 7 of our most recent Annual Report on Form 20-F, which is incorporated by reference herein, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus supplement are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
Forward-looking statements reflect only as of the date on which they are made. We will not update any forward-looking statements to reflect future events, developments, or other information. If we do update one or more forward-looking statements, no inference should be drawn that additional updates will be made regarding that statement or any other forward-looking statements.
ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the Republic of the Marshall Islands and our principal executive office is located outside of the United States in Greece. Some of our directors, officers and the experts named in this prospectus supplement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.
Furthermore, there is substantial doubt that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries, directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries, directors or officers and such experts based on those laws.

PROSPECTUS SUPPLEMENT SUMMARY
This summary highlights information that appears elsewhere in this prospectus supplement or in the documents incorporated by reference herein and is qualified in its entirety by the more detailed information, including the financial statements that appear in the documents incorporated by reference. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the entire prospectus supplement, including the risk factors, and the more detailed information that is included herein and in the documents incorporated by reference herein.
Unless the context otherwise requires, as used in this prospectus supplement, the terms "Company," "we," "us," and "our" refer to TOP SHIPS INC. and all of its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Our reporting currency is in the U.S. dollar and all references in this prospectus supplement to "$" or "dollars" are to U.S. dollars. Further, unless otherwise indicated, the information presented in this prospectus supplement gives effect to a one-for-ten reverse stock split of our issued and outstanding common shares effective on February 22, 2016, a one-for-twenty reverse stock split of our issued and outstanding common shares effective on May 11, 2017, a one-for-fifteen reverse stock split of our issued and outstanding common shares effective on June 23, 2017, a one-for-thirty reverse stock split of our issued and outstanding common shares effective on August 3, 2017 and a one-for-two reverse stock split of our issued and outstanding common shares effective on October 6, 2017.
The Company
We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of the date of this prospectus supplement, our fleet consists of two chartered-in 49,737 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,208 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, and two 49,737 dwt product/chemical tankers, the M/T Stenaweco Excellence and M/T Nord Valiant. We also own a 90% interest in a corporation that owns a 50,118 dwt newbuilding product tanker, the M/T Stenaweco Elegance.
In addition we acquired from Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos Pistiolis, our President, Chief Executive Officer and Director, or the Lax Trust, a 100% ownership interest in Astarte International Inc., a Marshall Islands corporation, or Astarte. Astarte is currently a party to a newbuilding contract for the construction of M/T Eco Palm Desert, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. ("Hyundai") in July 2018. We have also acquired, through our wholly-owned subsidiaries, 50% ownership interests in Eco Nine Inc., a Marshall Islands corporation, or Eco Nine, and City of Athens Inc., a Marshall Islands corporation, or City of Athens, respectively. Both Eco Nine and City of Athens were at the time of the acquisition wholly-owned subsidiaries of the Lax Trust. Eco Nine is currently a party to a newbuilding contract for the construction of M/T Eco Palm Springs, a 50,000 dwt newbuilding product tanker scheduled for delivery from Hyundai in April 2018.  City of Athens is currently a party to a newbuilding contract for the construction of M/T Eco Holmby Hills, a 50,000 dwt newbuilding product tanker scheduled for delivery from Hyundai in January 2018.
Furthermore, we acquired from an entity affiliated with our Chairman and Chief Executive Officer, Mr. Evangelos Pistiolis, a 100% ownership interest in PCH77 Shipping Company Limited, a Marshall Islands corporation, or PCH77. PCH77 is currently a party to a newbuilding contract for the construction of M/T Eco California, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from under construction at Hyundai in January 2019
We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Our Fleet
The following tables present our fleet list as of the date of this prospectus supplement:

Chartered-in fleet1:

Name	Deadweight	Charterer	Charter Duration	Expiry of Firm Charter Period	Gross Rate fixed period/ options*
M/T Stenaweco Energy	49,737	Stena Weco A/S	5.5+1+1 years	February 2020	$16,500** / $17,350 / $18,100
M/T Stenaweco Evolution	49,737	Stena Weco A/S	5+1+1 years	April 2020	$16,200*** / $17,200 / $18,000

*	Options may be exercised at the charterer's option.
**	$14,600 commencing from January 1, 2017 until June 30, 2018. Thereafter the rate will be $16,500 until February 25, 2020.
***	$14,600 commencing from May 1, 2017 until April 30, 2018. Thereafter the rate will be $16,200 from May 1, 2018 until April 3, 2019. From April 4, 2019 to April 4, 2020 the rate is $16,350.
[1]
The Company retains the option to purchase back these vessels for predetermined prices starting from January 31, 2018 for M/T Stenaweco Energy and March 31, 2018 for M/T Stenaweco Evolution and ending  seven years thereafter.

Operating fleet:
Name	Deadweight	Charterer	Charter Duration	Expiry of Firm Charter Period	Gross Rate fixed period/ options**
M/T Eco Fleet	39,208	BP Shipping Limited	3+1+1 years	July 2018	$15,200 / $16,000 / $16,750
M/T Eco Revolution	39,208	BP Shipping Limited	3+1+1 years	January 2019	$15,200 / $16,000 / $16,750
M/T Stenaweco Excellence	49,737	Stena Weco A/S	3+1+1 years	May 2019	$16,200 / $17,200 / $18,000
M/T Nord Valiant	49,737	DS Norden A/S	5+1+1 years	August 2021	$16,800 / $17,600 / $18,400
M/T Stenaweco Elegance*	50,118	Stena Weco A/S	3+1+1 years	March 2020	$16,500 / $17,500 / $18,500

*	We have also acquired, through our wholly-owned subsidiary, a 90% ownership interest in Eco Seven Inc., or Eco Seven, that currently owns the M/T Stenaweco Elegance.
**	Options may be exercised at the charterer's option.

Recent Developments
On June 27, 2017, we received written notification from Nasdaq, indicating that because the closing bid price of the Company's common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until December 26, 2017. We regained compliance on August 17, 2017.
On August 1, 2017, the Company received a subpoena from the Commission requesting certain documents and information from the Company in connection with offerings made by the Company between February 2017 and August 2017. The Company is providing the requested information to the SEC.
On August 3, 2017, we effected a 1-for-30 reverse stock split of our common stock. There was no change in the number of our authorized common shares.
On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JMA)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) the Company and two of its executive officers. The complaint is brought on behalf of an alleged class of those who purchased common stock of the Company between January 17, 2017 and August 22, 2017, and alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.
On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016(LDW)(AYS)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder.  Other similar complaints may be filed in the future. The Company will respond to these complaints (or an amended and/or consolidated complaint) by the appropriate deadline to be set in the future. The Company and its management believe that the allegations in the complaints are without merit and plan to vigorously defend themselves against the allegations.
On September 5, 2017 we entered into a $23.5 million bank loan facility with Amsterdam Trade Bank of Holland ("AT Bank") for the financing of M/T Eco Palm Desert.
On September 15, 2017, we issued an unsecured promissory note in the amount of $2.0 million with an original issue discount of 1% to Xanthe Holdings Ltd., or Xanthe. As of November 8, 2017 this note has been settled.
On October 6, 2017, we effected a 1-for-2 reverse stock split of our common stock.  There was no change in the number of our authorized common shares.
On October 10, 2017, we received written notification from Nasdaq indicating that because the closing bid price of the Company's common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer meets the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until April 9, 2018.
On October 12, 2017, we announced the completion of the previously announced purchase agreement between the Company and Kalani Investments Limited, or Kalani, dated February 2, 2017, as amended.
As of November 2, 2017, there were no longer any outstanding Series C Convertible Preferred Shares and we issued a total of 9,046,60 common shares in connection with the conversions of all of the outstanding Series C Convertible Preferred Shares.

On November 3, 2017 we held our Special Meeting of Shareholders where our shareholders approved and adopted one or more amendments to our Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of our issued common shares at a ratio of not less than one-for-two and not more than one-for-10,000 and in the aggregate at a ratio of not more than one-for-10,000, inclusive, with the exact ratio to be set at a whole number within this range to be determined by our board of directors and authorized the Company's board of directors to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands.
On November 7, 2017, we entered into a Common Stock Purchase Agreement, or the First Purchase Agreement, with the Investor, pursuant to which the Company agreed sell up to $25,000,000 million of shares of its common stock, par value $0.01 to the Investor over a period of 24 months, subject to certain limitations. In consideration for entering into the First Purchase Agreement, we also agreed to issue up to $500,000 of shares of common stock, par value $0.01 to the Investor as a commitment fee. As of the date hereof, up to $3.6 million of shares is remaining that the Company may sell pursuant to the First Purchase Agreement.
On November 13, 2017, we entered into a Note Purchase Agreement with Crede Capital Group LLC, or Crede, pursuant to which the Company issued an unsecured promissory note in the original principal amount of $12.5 million with a single revolving option for additional $5.0 million that we exercised on November 20 2017.  As of the date hereof, the balance under this promissory note is $3.4 million.
On November 24, 2017, we acquired all of the outstanding shares of PCH77 Shipping Company Limited, a Marshall Islands company that owns a new building contract for M/T Eco California, a high specification 50,000 dwt Medium Range ("MR") product/chemical tanker under construction at Hyundai Mipo Dockyard Co., Ltd. in Korea from an entity affiliated with our Chairman and Chief Executive Officer, Mr. Evangelos Pistiolis. We paid $3.6 million for the outstanding shares and the vessel is scheduled for delivery during January 2019. The abovementioned transaction was approved by a special committee of the Company's board of directors, or the Transaction Committee, of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor. Upon its delivery, the vessel will be employed under a time charter with an oil major for a firm duration of two years with a charterer's option to extend for one additional year. The rate of the charter consists of a fixed amount per day plus a 50% profit share for earned rates over the fixed amount.
Corporate Information
Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed Top Ships Inc.
Our common stock is currently listed on the Nasdaq Capital Market under the symbol "TOPS." The current address of our principal executive office is 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000. Our corporate website address is www.topships.org. The information contained on our website does not constitute part of this prospectus.

THE OFFERING
Issuer	TOP Ships Inc., a Marshall Islands corporation

Common shares outstanding as of December 7 2017	59,694,811 common shares

Common shares to be offered
•     up to $25,000,000 of shares of our common stock that we may sell from time to time to the Investor over the next 24 months in accordance with the Purchase Agreement; and

•      up to $500,000 of shares of our common stock to be issued to the Investor as a commitment fee in consideration for entering into the Purchase Agreement.

Preferred Share Purchase Rights	Our common shares include preferred share purchase rights, as described in the section of the accompanying prospectus supplement entitled "Description of Capital Stock—Stockholders Rights Agreement."

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, which may include the payment of a portion of the outstanding contractual cost of our newbuilding vessels.

Risk Factors
Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page S-11 of this prospectus supplement and page 4 of the accompanying prospectus and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Commission on March 14, 2017 and incorporated by reference herein, to read about the risks you should consider before purchasing our common stock.

Tax Considerations
For a discussion of the principal U.S. federal income tax and Marshall Islands tax considerations associated with our operations and the acquisition, ownership and disposition of our common stock see "Taxation" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

Listing	The primary trading market for our common stock is the Nasdaq Capital Market, where our common shares are listed under the symbol "TOPS."

Purchase Agreement
On December 11, 2017, which we refer to as the Effective Date, we entered into the Purchase Agreement with the Investor. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, the Investor is committed to purchase up to $25,000,000 worth of shares of our common stock over the 24-month term of the Purchase Agreement.
This prospectus supplement and accompanying prospectus relate to the issuance and sale of: (i) up to $25,000,000 of shares of our common stock that may be sold from time to time to the Investor over the next 24 months pursuant to the Purchase Agreement and (ii) up to $500,000 of shares of our common stock that are being issued to the Investor as a commitment fee in consideration for entering into the Purchase Agreement. This prospectus supplement and accompanying prospectus also cover the resale of these shares by the Investor to the public.
From time to time over the term of the Purchase Agreement, we may, in our sole discretion, provide the Investor with a Request Notice to purchase a specified Purchase Amount of shares of our common stock over a Purchase Period commencing on the trading day specified in the applicable Request Notice, with each request subject to the limitations discussed below. The maximum Purchase Amount requested to be purchased pursuant to any single Request Notice shall equal (i) if the VWAP of the first 30 minutes of trading is equal to or lower than the VWAP of the Business Day immediately prior to the Purchase Date, the greater of (A) 10% of the US Dollar value traded of the Common Stock on the Principal Market on the Business Day immediately prior to the Purchase Date or (B) 10% of the US Dollar value traded of the Common Stock on the Principal Market on the Purchase Date,  or (ii) if the VWAP of the first 30 minutes of trading  on the Purchase Date is higher than the VWAP of the Business Day immediately prior to the Purchase Date, the greater of (A) 20% of the US Dollar value traded of the Common Stock on the Principal Market on the Business Day immediately prior to the Purchase Date or (B) 20% of the US Dollar value traded of the Common Stock on the Principal Market on the Purchase Date; provided that in each case, the Company and the Investor may agree upon a higher Purchase Price.
Once presented with a Request Notice, the Investor is required to purchase the number of Purchase Shares specified in such notice, up to the maximum number of Purchase Shares on such Business Day. The per share purchase price for the shares of our common stock subject to a Request Notice will be equal to the product of a discount factor of 91% multiplied by the lowest daily VWAP during the applicable Purchase Period.  Each purchase pursuant to a Request Notice will reduce, on a dollar-for-dollar basis, the Total Commitment under the Purchase Agreement. The payment for, against subsequent delivery of, Shares in respect of each Purchase Request shall be settled on the Settlement Date therefor, which will be the same day the Investor received the Shares.
We are prohibited from issuing a Request Notice if (i) the aggregate of the Purchase Amounts exceeds the Aggregate Limit, or (ii) the sale of shares of our common stock pursuant to the Request Notice would cause us to sell or the Investor to purchase an aggregate number of shares of our common stock which would result in beneficial ownership by the Investor of more than 9.99% of our common stock (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder). We are also prohibited from delivering any Request Notice or otherwise offering or selling Shares to the Investor (i) during any period in which the Company is, or may be deemed to be, in possession of material non-public information, or (ii) at any time from and including the date on which the Company shall issue a press release containing, or shall otherwise publicly announce, its earnings, revenues or other results of operations through and including the time that is 24 hours after the time that the Company files a Report on Form 6-K or an Annual Report on Form 20-F that includes consolidated financial statements as of and for the same period or periods, as the case may be, covered by such Earnings Announcement.
The Purchase Agreement contains customary representations, warranties, covenants and conditions by, among and for the benefit of the parties. The Purchase Agreement may be terminated by the Company at any time by one business day's prior written notice. Unless earlier terminated, the Purchase Agreement will terminate automatically on the earlier of (i) date on which the Company sells and the Investor purchases the full Available Amount as provided in the Purchase Agreement and (ii) the Maturity Date. Under certain circumstances set forth in the Purchase Agreement, the Investor may terminate the Purchase Agreement on five Business Days' prior written notice.

We have agreed to issue to the Investor a commitment fee as consideration for the Investor entering into this Agreement (i) on the first Purchase Date, such number of shares of Common Stock that would have a value equivalent to Two Hundred Fifty Thousand Dollars ($250,000), (ii) on the Purchase Date on which the Company has issued Request Notices, in the aggregate with all previous Request Notices, to the Investor for an aggregate Purchase Amount of at least Twelve Million Five Hundred Thousand Dollars ($12,500,000), such number of shares of Common Stock that would have a value equivalent to One Hundred Thousand Dollars ($100,000), (iii) on the Purchase Date on which the Company has issued Request Notices, in the aggregate with all previous Request Notices, to the Investor for an aggregate Purchase Amount of at least Seventeen Million Five Hundred Thousand Dollars ($17,500,000), such number of shares of Common Stock that would have a value equivalent to One Hundred Thousand Dollars ($100,000), and (iv) on the Purchase Date on which the Company has issued Request Notices, in the aggregate with all previous Request Notices, to the Investor for an aggregate Purchase Amount of at least Twenty-Two Million Five Hundred Thousand Dollars ($22,500,000), such number of shares of Common Stock that would have a value equivalent to Fifty Thousand Dollars ($50,000), in each case of clauses (i) through (iv), as such number of shares of Common Stock to be issued as consideration are calculated using the VWAP of the previous day to such applicable Purchase Date.
We have further agreed with the Investor that each party shall be responsible for the payment of any fees or commissions, if any, of any financial advisor, placement agent, broker or finder engaged by such party relating to or arising out of the transactions contemplated by the Purchase Agreement, and each party shall pay, and hold the other party harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out of pocket expenses) arising in connection with any such claim.
For the definitions herein please refer to the Purchase Agreement filed as an exhibit to our Report on Form 6-K and incorporated herein by reference.

RISK FACTORS
We have identified a number of risk factors which you should consider before investing in our common stock. You should consider carefully the risks set forth below, those risk factors set forth under the heading "Risk Factors" in our Annual Report on Form 20-F incorporated by reference in this prospectus supplement and in any other documents we have incorporated by reference in this prospectus supplement, as well as those under the heading "Risk Factors" in the accompanying prospectus dated February 1, 2017 before investing in the common stock offered hereby. The occurrence of one or more of these risk factors could adversely affect our results of operations or financial condition.
We may not be able to continue as a going concern
Our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2017 have been prepared on the basis that we will continue as a going concern. As at June 30, 2017, the Company had a working capital deficit of $14 million and commitments under operating leases of $6.3 million. As of December 7 2017, its capital commitments for the acquisition of its fleet for the following twelve months amount to $56.3 million.
We are considering options to refinance or raise capital to avoid there being substantial doubt about our ability to fund future operations and meet our obligations as they become due for at least a year, and continue as a going concern. If we are unable to refinance or raise capital, we may cease to continue as a going concern and we would be required to restate our assets and liabilities on a liquidation basis, which could differ significantly from the going concern basis.
There is no guarantee of a continuing public market for you to resell our common stock.
Our common stock currently trade on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common stock will continue. The price of our common stock may be volatile and may fluctuate due to factors such as:
•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
•	mergers and strategic alliances in the shipping industry;
•	market conditions in the shipping industry and the general state of the securities markets;
•	changes in government regulation;
•	shortfalls in our operating results from levels forecast by securities analysts; and
•	announcements concerning us or our competitors.
Further, in order for our stock to continue to trade on Nasdaq, we must maintain compliance with Nasdaq's listing standards.
On October 10, 2017, we received written notification from Nasdaq indicating that because the closing bid price of the Company's common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer meets the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until April 9, 2018. The Company intends to monitor the closing bid price of its common stock between now and April 9, 2018 and is considering its options, including a reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement.

Delisting from the Nasdaq could have an adverse effect on our business and on the trading of our common stock. If a delisting of our common stock were to occur, such shares may trade in the over-the-counter market such as on the OTC Bulletin Board or on the "pink sheets." The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors' interest in our common stock as well as significantly impact the price and liquidity of our common stock. Any such delisting may also severely complicate trading of our common stock by our shareholders, or prevent them from re-selling their common stock at/or above the price they paid.
We are currently subject to litigation and we may be subject to similar or other litigation in the future.
We and certain of our current executive officers are defendants in purported class-action lawsuits pending in the U.S. District Court for the Eastern Districts of New York, brought on behalf of shareholders of the Company.  The lawsuits allege violations of the Securities Exchange Act of 1934, as amended, or the Exchange Act.
While we believe these claims to be without merit and intend to continue to defend these lawsuits vigorously, we cannot predict their outcome. Furthermore, we may, from time to time, be a party to other litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.
With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. Substantial litigation costs, including the substantial self-insured retention that we were required to satisfy before any insurance applied to the claim, or an adverse result in any litigation may adversely impact our business, operating results or financial condition.
Newbuilding projects are subject to risks that could cause delays.
As of the date of this prospectus supplement, we own 50% interests in two corporations that are parties to shipbuilding contracts for two newbuilding vessels scheduled to be delivered from Hyundai in the first and second quarters of 2018, respectively and another 100% interest in a corporation that is a party to a shipbuilding contract for one newbuilding vessel scheduled to be delivered from Hyundai in the third quarter of 2018. Newbuilding construction projects are subject to risks of delay inherent in any large construction project caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, bankruptcy or other financial crisis of the shipyard, a backlog of orders at the shipyard, or any other events of force majeure. A shipyard's failure to complete the project on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results as we will continue to incur other costs to operate our business.
Our strategic relationships subject us to risks that could adversely affect our business, financial condition and results of operations.
We and Malibu Shipmanagement Co. own 90% and 10%, respectively, of Eco Seven Inc., a Marshall Islands corporation that owns a 50,118 dwt product/chemical tanker, the M/T Stenaweco Elegance. Malibu Shipmanagement Co. is a wholly-owned subsidiary of the Lax Trust.

We also own 50% of City of Athens Inc. and ECO Nine Inc., Marshall Islands corporations that are each a party to a newbuilding contract for a 50,000 dwt newbuilding product tanker scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd., or Hyundai, in January 2018 and April 2018, respectively. Fly Free Company and Maxima International Co. own the other 50% of City of Athens Inc. and ECO Nine Inc., respectively. Fly Free Company and Maxima International Co. are wholly-owned subsidiaries of Gunvor S.A., or Gunvor, a non-affiliated company with which we have entered into a joint venture agreement on July 7, 2017.
These strategic relationships are subject to various risks that could adversely affect the value of our investments and our results of operations and financial condition. These risks include, but are not limited to, the following:
•
our interests could diverge from our partners' interests or we may not agree with our strategic partners on ongoing activities or on the amount, timing or nature of further investments in the relationship;

•	our control over the operations of City of Athens Inc. and ECO Nine Inc. is limited, especially because we have joint control over our strategic arrangements;
•	due to financial constraints, our strategic partners may be unable to meet their commitments to us;
•	due to differing long-term business goals, our partners may decide not to join us in funding capital investment by our business ventures, which may result in higher levels of cash expenditures by us;
•	we may experience difficulties or delays in collecting amounts due to us from our strategic partners;
•	the terms of our arrangements may turn out to be unfavorable; and
•	changes in tax, legal or regulatory requirements may necessitate changes in the agreements with our strategic partners.
Further, in spite of performing customary due diligence prior to entering into the aforementioned strategic relationships, we cannot guarantee full disclosure of prior acts or omissions of the sellers or those with whom we enter into strategic arrangements. If our strategic relationships are unsuccessful or there are unanticipated changes in, or termination of, our strategic relationships, our business, results of operations and financial condition may be adversely affected.
Our President, Chief Executive Officer and Director, who may be deemed to beneficially own, directly or indirectly, 100% of our Series D Preferred Stock, has control over us.
As of May 8, 2017, Lax Trust, which is an irrevocable trust established for the benefit of certain family members of our President, Chief Executive Officer and Director, Mr. Evangelos Pistiolis, may be deemed to beneficially own, directly or indirectly, all of the 100,000 outstanding shares of our Series D Preferred Stock.  The shares of Series D Preferred Stock each carry 1,000 votes.  By its ownership of 100% of our Series D Preferred Stock, Lax Trust has control over our actions. The interests of Lax Trust may be different from your interests.
Our management team will have broad discretion over the use of the net proceeds from this offering.
Our management will use its discretion to direct the net proceeds from this offering. We will use the net proceeds from the sale of the common stock offered by this prospectus supplement to fund the remaining contractual commitments for the acquisition of our newbuilding fleet and for general corporate purposes. Our management's judgments may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

Investors may experience significant dilution as a result of this offering.
If we sell all of the 74,748,924 common shares offered pursuant to this prospectus supplement (please see "Capitalization" section for assumptions on sale prices of Purchase Shares and commitment fee shares), we will have 134,443,735 common shares outstanding, which represents in the aggregate an increase of approximately 125% in our currently issued and outstanding common shares.  Because the sales of the shares offered hereby will be made directly into the market or in negotiated transactions, the prices at which we sell these shares will vary and these variations may be significant.  If we sell all or a substantial portion of the total shares offered pursuant to this prospectus supplement, our existing stockholders will experience significant dilution as a result of this offering. If we elect to draw down amounts under the Purchase Agreement, which will result in the sale of additional shares of our common stock to the Investor, any such drawdowns will have a dilutive impact on our existing stockholders. The Investor may resell some or all of the shares of our common stock we issue to it pursuant to draw downs under the Purchase Agreement and such sales could cause the market price, and the VWAP, of our common stock to decline. To the extent of any such decline, any subsequent drawdowns would require us to issue a greater number of shares of common stock to the Investor in exchange for each dollar of proceeds received from the draw down. This is because the number of shares of common stock we sell pursuant to this prospectus supplement will increase as the VWAP of our common stock decreases, and therefore the number of shares of common stock we sell pursuant to this prospectus supplement could be significant if the VWAP for our common stock decreases significantly. Under these circumstances, our existing stockholders would experience greater dilution. An investor that purchases shares offered hereby will experience dilution if, following such purchase, we sell shares at prices significantly below the price at which the investor purchased its shares.
We have already issued 59,694,495  common shares during this year through various transactions. Shareholders may experience significantly more dilution as a result of the Purchase Agreement and future offerings.
We have already sold large quantities of our common stock pursuant to previous public and private offerings of the Company's equity and equity-linked securities.  We currently have an effective registration statement on Form F-3 (333-215577), of which this prospectus supplement forms a part, and a related prospectus supplement filed with the Commission for the sale of up $200,000,000, of which $62.8 million has been sold. We also have outstanding 1,976,389 Warrants, which are convertible into our common shares, both as defined below.
Purchasers of the shares of our common stock we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may offer additional common stock in the future, which may result in additional significant dilution.
Future sales of our common stock could cause the market price of our common stock to decline.
The market price of our common stock could decline due to sales, or the announcements of proposed sales, of a large number of common stock in the market, including sales of common stock by our large shareholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of common stock or other equity-related securities would have on the market price of our common stock.
Our Third Amended and Restated Articles of Incorporation, as amended, authorize our Board of Directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

Sales of our securities could cause the market price of our common shares to decline.
Sales of a substantial number of our common shares in the public market, as contemplated herein, or the perception that these sales could occur, may depress the market price for our common shares, and our shareholders may incur dilution from these sales. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.
Due to the recent issuances and sales of our common shares we may not be in compliance with the covenants contained in our secured credit facilities
Our secured credit facility for $23.2 million with Norddeutsche Landesbank Girozentrale, or NORD/LB requires that any member of the family of Mr. Evangelos Pistiolis, our President, Chairman and Chief Executive Officer, maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 20% of our issued and outstanding common shares, respectively (the "Required Percentage"). As of the latest Schedule 13D/A filed by the Lax Trust and other related parties, the members of Mr. Pistiolis' family may be deemed to beneficially own, via the Lax Trust, 189 of our common shares or, upon exercise by Lax Trust of Warrants held by Race Navigation Inc. and upon the conversion into our common shares of the outstanding principal of the convertible loan between the Company and Family Trading Inc., 12,872,689 of our common shares, which is approximately 0.0% or  26.2% of our issued and outstanding common shares, respectively.
On May 16, 2017 NORD/LB has provided a waiver for the breach of this covenant until the end of 2017 and has amended the Required Percentage to 10%. If this waiver expires or such breach is not waived or modified by NORD/LB, then such breach may provide NORD/LB with the right to accelerate our indebtedness and foreclose its liens on our assets securing the NORD/LB facility, which would impair our ability to continue to conduct our business. In addition NORD/LB may among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, and sell vessels in our fleet.
Furthermore, certain of our debt agreements, sale and leaseback agreements and preferred share agreements contain cross-default provisions that may be triggered by a default under one of our other debt agreements. A cross default provision means that a default on one loan would result in a default on certain of our other loans. The occurrence of any event of default, or our inability to obtain a waiver from our lenders in the event of a default, could result in certain or all of our indebtedness being accelerated or the foreclosure of the liens on our vessels by our lenders as described above. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.
Moreover, in connection with any waivers of or amendments to our credit facilities that we may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. Our lenders may also require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Anti-takeover provisions in our organizational documents as well as our stockholders rights agreement could make it difficult for our stockholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
Several provisions of our Third Amended and Restated Articles of Incorporation, as amended, and Amended and Restated By-Laws, as amended, could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.
These provisions include:
•	authorizing our Board of Directors to issue "blank check" preferred stock without stockholder approval;
•	providing for a classified Board of Directors with staggered, three-year terms;
•	prohibiting cumulative voting in the election of directors;
•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for the directors;
•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;
•	limiting the persons who may call special meetings of shareholders;
•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and
•	restricting business combinations with interested shareholders.
In addition, we have entered into a stockholders rights agreement that will make it more difficult for a third party to acquire significant stake in us without the support of our Board of Directors.
The above anti-takeover provisions and the provisions of our stockholders rights agreement could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.
Our corporate affairs are governed by our Third Amended and Restated Articles of Incorporation, as amended, Amended and Restated By-Laws, as amended, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

We are a "foreign private issuer," which could make our common stock less attractive to some investors or otherwise harm our stock price.
We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act. As a "foreign private issuer" the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common stock by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies. These factors could make our common stock less attractive to some investors or otherwise harm our stock price.

USE OF PROCEEDS
We intend to use the net proceeds of this offering for general corporate purposes, which may include the payment of a portion of the outstanding contractual cost of our newbuilding vessels. We expect that the maximum net proceeds of this offering will be approximately $24.9 million, after deducting estimated issuance costs and commissions of approximately $0.1 million.

CAPITALIZATION
The following table sets forth our consolidated capitalization as of June 30, 2017:
o	on an actual basis;
o	on an as adjusted basis to give effect to the following transactions which occurred between July 1, 2017 and December 8, 2017:
▪	the issuance of 2,192,479 common shares upon the exercise of 422,752 2014 Warrants;
▪	the issuance of 179,852 common shares in connection with the conversion of 446 Series B Convertible Preferred Shares;
▪	the issuance of 8,938,082 common shares in connection with the conversion of 4,685 Series C Convertible Preferred Shares, which resulted in a $4.7 million of amortization of debt discount;
▪	The issuance of an aggregate of 6,292,900 shares of common shares under our registered equity line with Kalani, with aggregate net proceeds of $10.6 million;
▪	The issuance of an aggregate of 41,947,500 shares of common shares under our registered equity line with Crede, with aggregate net proceeds of $21.4 million;
▪	$5.0 million of scheduled debt repayments under the ABN Amro, the NORD/LB and the Alpha Bank Senior Credit facilities;
▪	the drawdown of $1.5 million under the credit facility with AT Bank;
▪	the repayment of $3.1 million under the credit facility with Family Trading;
▪	the settlement of $3.8 million of unsecured Notes that were due on June 30, 2017;
▪	the issuance of a $3.1 million 2% Original Issue Discount Promissory Note on July 12, 2017 to Xanthe for a consideration of $3.0 million of which $3.1 million has been settled;
▪	the issuance of a $2.0 million 2% Original Issue Discount Promissory Note on September 15, 2017 to Xanthe for a consideration of $2 million of which $2.0 million has been settled.
▪	the issuance of a $17.5 million Promissory Note on November 13, 2017 to Crede, of which $14.1 million has been settled.
o
on a further adjusted basis, assuming our issuance and sale of the maximum amount of $25,000,000 of our common stock at an assumed offering price of $0.34 per share (i.e. 73,529,412 common shares), representing 91% of the lowest Vwap of the 9 trading days prior to the Date of Determination (December 8, 2017), as well as the issuance of the maximum amount of $500,000 of commitment shares at an assumed price of $0.41 per share (i.e. 1,219,512 common shares), which is the  91% of the Vwap of the previous day of the Date of Determination.

You should read this capitalization table together with the sections of our Form 6-k for the six months ended June 30, 2017, incorporated by reference herein, entitled "Management's discussion and analysis of financial condition and results of operations for the six months ended June 30, 2017 and 2016" and the unaudited interim condensed consolidated financial statements and related notes appearing therein.

	As at June 30, 2017
(Expressed in thousands of U.S. Dollars, except number of shares and per share data)	Actual	As Adjusted	As Further Adjusted
Debt:(1)
Current portion of long term debt	9,648	9,548	9,548
Short Term Debt	3,776	-	-
Redeemable Preferred stock Series C (2)	-	-	-
Long term debt from related parties	2,447	-	-
Long term debt	89,321	89,364	89,364
Total debt	105,192	98,912	98,912
Mezzanine equity:
Preferred stock Series B, $0.01 par value; 446 shares issued and outstanding at June 30, 2017, 0 shares issued and outstanding at June 30, 2017 as adjusted and as further adjusted	369	-	-
Shareholders' equity:
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 144,003 shares issued and outstanding at June 30, 2017, 59,694,811 shares issued and outstanding at June 30, 2017 as adjusted and 134,443,735 shares issued and outstanding at June 30, 2017, as further adjusted	1	597	1,344
Preferred stock Series D, $0.01 par value; 100,000 shares issued and outstanding at June 30, 2017 as adjusted and as further adjusted	-	-	-
Additional paid-in capital	361,496	399,066	423,739
Accumulated deficit	(289,088)	(293,773)	(293,773)
Total equity	72,409	105,890	131,310
Total Shareholders' and Mezzanine equity	72,778	105,890	131,310
Total capitalization	177,970	204,802	230,222

(1)          Our long term indebtedness (both current and non-current portions), is secured by mortgages on our owned ships and is guaranteed by us. The related party indebtedness is unsecured.
(2)          4,685 shares issued and outstanding at June 30, 2017, 0 shares issued and outstanding at June 30, 2017 as adjusted and as further adjusted.

PRICE RANGE OF OUR COMMON STOCK
The trading market for our common stock is Nasdaq, on which the shares are listed under the symbol "TOPS." The following table sets forth the high and low market prices for our common stock for the periods indicated. All share prices have been adjusted to account for all reverse stock splits, the latest being the 1-for-2 reverse stock split of our common shares effected on October 6, 2017. The high and low market prices for our common stock for the periods indicated were as follows:
	HIGH	LOW
For the Fiscal Year Ended December 31, 2016	$151,200.00	$23,400.00
For the Fiscal Year Ended December 31, 2015	$322,199.00	$48,183.00
For the Fiscal Year Ended December 31, 2014	$2,658,600.00	$181,800.00
For the Fiscal Year Ended December 31, 2013	$3,691,800.00	$882,157.00
For the Fiscal Year Ended December 31, 2012	$6,551,842.00	$1,107,540.00

For the Quarter Ended
September 30, 2017	$39.60	$0.59
June 30, 2017	$19,620.00	$23.92
March 31, 2017	$89,100.00	$18,542.00
December 31, 2016	$151,200.00	$36,000.00
September 30, 2016	$151,200.00	$26,642.00
June 30, 2016	$61,920.00	$26,010.00
March 31, 2016	$79,920.00	$23,400.00
December 31, 2015	$178,200.00	$48,184.00

For the Month
December (through December 7, 2017)	$0.57	$0.36
November 2017	$3.55	$0.40
October 2017	$0.82	$0.32
September 2017	$1.54	$0.59
August 2017	$20.70	$0.94
July 2017	$39.60	$10.80
June 2017	$328.97	$23.92

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the beneficial ownership of our common shares, as of November 16, 2017, held by: (i) each person or entity that we know beneficially owns 5% or more of our common stock and (ii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class
Lax Trust (1)	12,872,689	26.2%
_________

(1)
The above information is derived, in part, from the Schedule 13D/A filed with the SEC on November 16, 2017 as updated for subsequent corporate events. The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. The above percentage ownership is based on 49,207,312 of our common shares outstanding, which is calculated by taking the sum of (i) 36,334,812 common shares outstanding, (ii) 10,737,500 Common Shares issuable upon the exercise of all of the 1,250,000 Warrants currently held by Race Navigation Inc. and (iii) 2,135,000 common shares issuable upon the conversion of $1.3 million of outstanding debt held by Family Trading Inc. under the $15.0 million unsecured revolving credit facility between the Company and Family Trading Inc.

DESCRIPTION OF CAPITAL STOCK
Purpose
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws, as amended, do not impose any limitations on the ownership rights of our shareholders.
Authorized Capitalization
As of December 8, 2017, our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 59,694,811 shares were issued and outstanding as of December 8, 2017 and 20,000,000 preferred shares with par value of $0.01, of which 100,000 Series D Preferred Stock are issued and outstanding. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.
On September 14, 2016, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of September 22, 2016, by and between us and Computershare Trust Company, N.A., as rights agent. For more information, please see "—Stockholders Rights Agreement" herein. In connection with the Stockholders Rights Agreement, we designated 1,000,000 shares as Series A Participating Preferred Stock, none of which are outstanding as of the date of this prospectus.
As of December 8, 2017, there were also (i) 1,976,389 warrants outstanding, with each warrant currently having an exercise price of $0.29 per common share and entitling its holder to purchase 8.59 common shares, as may be further adjusted and (ii) 300,000 representative warrants outstanding entitling their holders to purchase 1 share at an exercise price of $450,000 per share, as may be further adjusted. Pursuant to the terms of the Warrants, holders have the right, but not the obligation, to, in any exercise of Warrants, to use the Conversion Ratio and purchase such proportionate number of common shares based on the variable price in effect on the date of exercise.  If using the Conversion Ratio, as of December 8, 2017, each Warrant has an exercise price of $0.28 per common share and entitles its holder to purchase 8.90 common shares, as may be further adjusted. The Conversion Ratio is subject to certain adjustments pursuant to the Series C Statement of Designation. For more information, please see the Series C Statement of Designation, which was filed as an exhibit to our Current Report on Form 6-K with the SEC on February 21, 2017. Any summary of the terms of the Series C Convertible Preferred Stock and the Conversion Ratio provided in this prospectus are qualified in its entirety by reference to the Series C Statement of Designation.
Description of Series D Preferred Shares
On May 8, 2017, we issued 100,000 shares of Series D Preferred Shares to Tankers Family Inc., a company controlled by Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, for $1,000 pursuant to a stock purchase agreement. Each Series D Preferred Share has the voting power of one thousand (1,000) common shares.
On April 21, 2017, we were informed by ABN Amro that the Company was in breach of a loan covenant that requires that any member of the family of Mr. Evangelos Pistiolis, the Company's President, Chairman and Chief Executive Officer, maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of the Company's outstanding Common Shares. ABN Amro requested that either the family of Mr. Evangelos Pistiolis maintain an ownership interest of at least 30% of the outstanding common shares or maintain a voting rights interest of above 50% in the Company. In order to regain compliance with the loan covenant, we issued the Series D Preferred Shares.

The Series D Preferred Stock has the following characteristics:
Conversion. The Series D Preferred Shares are not convertible into common shares.
Voting. Each Series D Preferred Share has the voting power of 1,000 common shares.
Distributions. The Series D Preferred Shares shall have no dividend or distribution rights.
Maturity.  The Series D Preferred Shares shall expire and all outstanding Series D Preferred Shares shall be redeemed by the Company for par value on the date the currently outstanding loans with ABN Amro and NORD/LB, or loans with any other financial institution, which contain covenants that require that any member of the family of Mr. Evangelos Pistiolis, the President, Chairman and Chief Executive Officer of the Company, maintain a specific minimum ownership interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of the Company's issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D Preferred Shares shall not be otherwise redeemable.
Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, the Series D Preferred Shares shall have a liquidation preference of $0.01 per share.
Share History
Share Issuances

The common stock information has been restated to give effect to a 1-for-7 reverse stock split effected on April 21, 2014, a 1-for-10 reverse stock split effected on February 22, 2016, a 1-for-20 reverse stock split effected on May 11, 2017, a 1-for-15 reverse stock split effected on June 23, 2017, a 1-for-30 reverse stock split effected on August 3, 2017 and a 1-for-2 reverse stock split effected on October 6, 2017.
Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed Top Ships Inc. Our common shares are currently listed on the Nasdaq Capital Market under the symbol "TOPS."
On March 19, 2014, we acquired five newbuilding vessels under construction, the M/T Stenaweco Evolution, the M/T Eco Fleet, the M/T Eco Revolution, M/T Stenaweco Excellence, and M/T Nord Valiant through share purchase agreements with their respective shipowning company which were affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis and unrelated third parties for an aggregate purchase price of $43.3 million, paid as follows: $2.5 million in cash and $40.8 million in 32 newly-issued common shares, issued at $1,275,000 per share.
On June 11, 2014, we completed a public offering of 55 of our common shares and 5,000,000 warrants to purchase our common shares at $360,000 per common share and $0.00001 per warrant (one Warrant was originally given the right to purchase one common share). The Warrants were exercisable immediately and expire five years from the date of issuance. In addition, the underwriters partially exercised their overallotment option to purchase an additional 3 common shares and 330,000 Warrants to purchase our common shares. The underwriters also received as compensation representative warrants, or the Representative Warrants, to purchase 1 of our common shares at $450,000 per share. As of December 8, 2017, an aggregate of 3,353,611 Warrants have been exercised for a total issuance of 2,192,624 common shares. No Representative Warrants have been exercised to date.

On December 23, 2015, we entered into an agreement with Family Trading Inc., or Family Trading, a company affiliated with certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, pursuant to which Family Trading lent us up to $15 million under an unsecured revolving credit facility, or the Family Trading Facility, in order to fund our newbuilding program and working capital relating to our operating vessels. Family Trading also assumed the outstanding $3.8 million balance payable on the early termination of the bareboat charter for the M/T Delos. As consideration for the assumption of this liability, on January 12, 2016, we issued 75 of our common shares to Family Trading. The Family Trading Facility was amended on February 21, 2017, or the Amended Family Trading Credit Facility, in order to, among other things, allow us to remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when we raise capital through the issuance of certain securities, remove the revolving feature of the facility, and extend the facility for up to three years.
On February 25, 2016, we issued 3 restricted common shares to Sovereign Holdings Inc., a company that may be deemed to be owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director for his performance and continuous effort, input and contribution to the Company.
On November 22, 2016, we completed a private placement of up to 3,160 Series B Convertible Preferred Shares for an aggregate principal amount of up to $3.0 million.  Yorkville purchased 1,579 Series B Convertible Preferred Shares at the initial closing of the Series B Transaction and 527 Series B Convertible Preferred Shares on November 28, 2016 for a total consideration of $2.0 million and has waived the right to purchase any additional Series B Convertible Preferred Shares. As of August 15, 2017, we have issued 180,241 common shares in connection with the conversions of all of our Series B Convertible Preferred Shares.
On February 2, 2017, we launched a registered equity line for the sale of up to $3,099,367 of our common shares from time to time to Kalani over the next 16 months pursuant to the Purchase Agreement between us and Kalani dated February 2, 2017. In connection with the registered equity line, we issued one common share registered under our Form F-3 registration statement as a commitment fee to Kalani representing the quotient of $46,491 (1.5% of $3,099,367) divided by $46,491.  On March 17, 2017, we expanded the registered equity line to allow for the sale of up to $6,940,867 of our common shares from time to time to Kalani over the next 16 months pursuant to an amendment to the Purchase Agreement dated February 2, 2017, or the First Amendment.  In connection with the First Amendment, we issued 3 common shares as a commitment fee to Kalani representing the quotient of $58,500 (1.5% of $3,900,000) divided by $19,500. On March 27, 2017, we further expanded the registered equity line to allow for the sale of up to $12,540,867 of our common shares over the next 16 months to Kalani, or the Second Amendment.  In connection with the Second Amendment, we issued 4 common shares as a commitment fee to Kalani representing the quotient of $84,000 (1.5% of $5,600,000) divided by $21,000.  On April 4, 2017, we further expanded the registered equity line to allow for the sale of up to $20,340,867 of our common shares over the next 16 months to Kalani, or the Third Amendment.  In connection with the Third Amendment, we issued 6 common shares as a commitment fee to Kalani representing the quotient of $117,000 (1.5% of $7,800,000) divided by $19,500.  On April 27, 2017, we further expanded the registered equity line to allow for the sale of up to $40,340,867 of our common shares over the next 16 months to Kalani, or the Fourth Amendment. In connection with the Fourth Amendment, we issued 44 common shares as a commitment fee to Kalani representing the quotient of $300,000 (1.5% of $20,000,000) divided by $6,818.  On October 12, 2017 we announced that we have issued and sold the total dollar amount of common shares under the registered equity line.
On February 17, 2017, we closed a private placement with a non-U.S. institutional investor for the sale of 7,500 newly issued Series C Convertible Preferred Shares, which are convertible into the Company's common shares, for $7.5 million pursuant to a securities purchase agreement, or the Series C Transaction.  As part of the Series C Transaction we issued 4 common shares as a commitment fee to the investor representing the quotient of $112,500 (1.5% of the purchase price of $7.5 million) divided by $28,125. As of November 8, 2017, we have issued 9,046,460 common shares in connection with the conversions of all our Series C Convertible Preferred Shares.

On February 21 and 22, 2017, we issued an aggregate 43 common shares to Family Trading as payment for $1.2 million for accrued commitment fees, extension fees and interest outstanding under the Amended Family Trading Credit Facility.
On May 8, 2017, we issued 100,000 shares of Series D Preferred Shares to Tankers Family Inc., a company controlled by Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, for $1,000 pursuant to a stock purchase agreement. Each Series D Preferred Share has the voting power of one thousand (1,000) common shares.
Equity Incentive Plan
On April 15, 2015, our Board of Directors adopted the 2015 Stock Incentive Plan, or the 2015 Plan, under which our directors, officers, key employees as well as consultants and service providers may be granted non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other-equity based-related awards. A total of 10 common shares were reserved for issuance under the 2015 Plan, which is administered by the Compensation Committee of the Board of Directors.
On April 15, 2015, we granted 10 restricted shares under the 2015 Plan to Central Mare Inc., a related party affiliated with the family of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The shares vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $196,200.
Shareholder Meetings
Under our Amended and Restated By-Laws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time exclusively by the Board of Directors. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.
Directors
Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws prohibit cumulative voting in the election of directors.
The Board of Directors must consist of at least one member and not more than twelve, as fixed from time to time by the vote of not less than 66 2/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors, and to members of any committee, for attendance at any meeting or for services rendered to us.
Classified Board
Our Amended and Restated Articles of Incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal
Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our Third Amended and Restated Articles of Incorporation provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Dissenters' Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations or sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of shares, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.
Shareholders' Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. On November 20, 2014, we amended our Amended and Restated By-Laws to provide that unless we consent in writing to the selection of alternative forum, the sole and exclusive forum for (i) any shareholders' derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company or the Company's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants.
Anti-takeover Provisions of our Charter Documents
Several provisions of our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Business Combinations
Our Third Amended and Restated Articles of Incorporation include provisions which prohibit the Company from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:
•
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

•
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

•	the shareholder became an interested shareholder prior to the consummation of the initial public offering.
Limited Actions by Shareholders
Our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.
Our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws provide that only our Board of Directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual meeting.
Blank Check Preferred Stock
Under the terms of our Third Amended and Restated Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.
Super-majority Required for Certain Amendments to Our By-Laws
On February 28, 2007, we amended our by-laws to require that amendments to certain provisions of our by-laws may be made when approved by a vote of not less than 66 2/3% of the entire Board of Directors. These provisions that require not less than 66 2/3% vote of the Board of Directors to be amended are provisions governing: the nature of business to be transacted at our annual meetings of shareholders, the calling of special meetings by our Board of Directors, any amendment to change the number of directors constituting our Board of Directors, the method by which our Board of Directors is elected, the nomination procedures of our Board of Directors, removal of our Board of Directors and the filling of vacancies on our Board of Directors.

Stockholders Rights Agreement
On September 14, 2016, our Board of Directors declared a dividend of one preferred share purchase right, or a Right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of September 22, 2016, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., as rights agent.
The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board of Directors. If a shareholder's beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder's then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more.
The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board of Directors can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.
For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which is an exhibit to the Form 8-A filed by us on September 22, 2016 and incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibit.
The Rights. The Rights trade with, and are inseparable from, our common shares. The Rights are evidenced only by certificates that represent our common shares. New Rights will accompany any new common shares of the Company issued after October 5, 2016 until the Distribution Date described below.
Exercise Price. Each Right allows its holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, or a Series A Preferred Share, for $50.00, or the Exercise Price, once the Rights become exercisable. This portion of a Series A Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability. The Rights are not exercisable until ten days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common shares.
Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended— are treated as beneficial ownership of the number of our common shares equivalent to the economic exposure created by the derivative position, to the extent our actual common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.
For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of our outstanding common shares, the Rights Agreement "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

The date when the Rights become exercisable is the "Distribution Date." Until that date, our common share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our common shares will constitute a transfer of Rights. After that date, the Rights will separate from our common shares and will be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of our common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.
Series A Preferred Share Provisions
Each one one-thousandth of a Series A Preferred Share, if issued, will, among other things:
•	not be redeemable;
•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of the our outstanding common shares (by reclassification or otherwise), declared on our common shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.
The value of one one-thousandth interest in a Series A Preferred Share should approximate the value of one common share.
Consequences of a Person or Group Becoming an Acquiring Person.
Flip In.  If an Acquiring Person obtains beneficial ownership of 15% or more of our common shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.
Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.
Flip Over. If, after an Acquiring Person obtains 15% or more of our common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.
Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.
Redemption. The Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock dividend or a stock split.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common shares, the Board may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one common share.
Expiration. The Rights expire on the earliest of (i) September 22, 2026; or (ii) the redemption or exchange of the Rights as described above.
Anti-Dilution Provisions. The Board may adjust the purchase price of the Series A Preferred Shares, the number of Series A Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series A Preferred Shares or our common shares. No adjustments to the Exercise Price of less than 1% will be made.
Amendments. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).
Taxes. The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.
Transfer Agent
The registrar and transfer agent for our common shares is Computershare Trust Company, Inc.
Listing
Our common shares traded on the Nasdaq Capital Market under the symbol "TOPS."

TAX CONSIDERATIONS
You should carefully read the discussion of the principal U.S. federal income tax and Marshall Islands and other tax considerations associated with our operations and the acquisition, ownership and disposition of our common stock set forth in the section entitled "Taxation" of our annual report on Form 20-F for the year ended December 31, 2016 filed on March 14, 2017.

PLAN OF DISTRIBUTION
On December 11, 2017, which we refer to as the Effective Date, we entered into the Purchase Agreement with the Investor. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, the Investor is committed to purchase up to $25,000,000 worth of shares of our common stock over the 24-month term of the Purchase Agreement.
This prospectus supplement and accompanying prospectus relate to the issuance and sale of: (i) up to $25,000,000 of shares of our common stock that may be sold from time to time to the Investor over the next 24 months pursuant to the Purchase Agreement and (ii) up to $500,000 of shares of our common stock that are being issued to the Investor as a commitment fee in consideration for entering into the Purchase Agreement. This prospectus supplement and accompanying prospectus also cover the resale of these shares by the Investor to the public.
From time to time over the term of the Purchase Agreement, we may, in our sole discretion, provide the Investor with a Request Notice to purchase a specified Purchase Amount of shares of our common stock over a Purchase Period commencing on the trading day specified in the applicable Request Notice, with each request subject to the limitations discussed below. The maximum Purchase Amount requested to be purchased pursuant to any single Request Notice shall equal (i) if the VWAP of the first 30 minutes of trading is equal to or lower than the VWAP of the Business Day immediately prior to the Purchase Date, the greater of (A) 10% of the US Dollar value traded of the Common Stock on the Principal Market on the Business Day immediately prior to the Purchase Date or (B) 10% of the US Dollar value traded of the Common Stock on the Principal Market on the Purchase Date,  or (ii) if the VWAP of the first 30 minutes of trading  on the Purchase Date is higher than the VWAP of the Business Day immediately prior to the Purchase Date, the greater of (A) 20% of the US Dollar value traded of the Common Stock on the Principal Market on the Business Day immediately prior to the Purchase Date or (B) 20% of the US Dollar value traded of the Common Stock on the Principal Market on the Purchase Date; provided that in each case, the Company and the Investor may agree upon a higher Purchase Price.
Once presented with a Request Notice, the Investor is required to purchase the number of Purchase Shares specified in such notice, up to the maximum number of Purchase Shares on such Business Day. The per share purchase price for the shares of our common stock subject to a Request Notice will be equal to the product of a discount factor of 91% multiplied by the lowest daily VWAP during the applicable Purchase Period.  Each purchase pursuant to a Request Notice will reduce, on a dollar-for-dollar basis, the Total Commitment under the Purchase Agreement. The payment for, against subsequent delivery of, Shares in respect of each Purchase Request shall be settled on the Settlement Date therefor, which will be the same day the Investor received the Shares.
We are prohibited from issuing a Request Notice if (i) the aggregate of the Purchase Amounts exceeds the Aggregate Limit, or (ii) the sale of shares of our common stock pursuant to the Request Notice would cause us to sell or the Investor to purchase an aggregate number of shares of our common stock which would result in beneficial ownership by the Investor of more than 9.99% of our common stock (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder). We are also prohibited from delivering any Request Notice or otherwise offering or selling Shares to the Investor (i) during any period in which the Company is, or may be deemed to be, in possession of material non-public information, or (ii) at any time from and including the date on which the Company shall issue a press release containing, or shall otherwise publicly announce, its earnings, revenues or other results of operations through and including the time that is 24 hours after the time that the Company files a Report on Form 6-K or an Annual Report on Form 20-F that includes consolidated financial statements as of and for the same period or periods, as the case may be, covered by such Earnings Announcement.
The Purchase Agreement contains customary representations, warranties, covenants and conditions by, among and for the benefit of the parties. The Purchase Agreement may be terminated by the Company at any time by one business day's prior written notice. Unless earlier terminated, the Purchase Agreement will terminate automatically on the earlier of (i) date on which the Company sells and the Investor purchases the full Available Amount as provided in the Purchase Agreement and (ii) the Maturity Date. Under certain circumstances set forth in the Purchase Agreement, the Investor may terminate the Purchase Agreement on five Business Days' prior written notice.

We have agreed to issue to the Investor a commitment fee as consideration for the Investor entering into this Agreement (i) on the first Purchase Date, such number of shares of Common Stock that would have a value equivalent to Two Hundred Fifty Thousand Dollars ($250,000), (ii) on the Purchase Date on which the Company has issued Request Notices, in the aggregate with all previous Request Notices, to the Investor for an aggregate Purchase Amount of at least Twelve Million Five Hundred Thousand Dollars ($12,500,000), such number of shares of Common Stock that would have a value equivalent to One Hundred Thousand Dollars ($100,000), (iii) on the Purchase Date on which the Company has issued Request Notices, in the aggregate with all previous Request Notices, to the Investor for an aggregate Purchase Amount of at least Seventeen Million Five Hundred Thousand Dollars ($17,500,000), such number of shares of Common Stock that would have a value equivalent to One Hundred Thousand Dollars ($100,000), and (iv) on the Purchase Date on which the Company has issued Request Notices, in the aggregate with all previous Request Notices, to the Investor for an aggregate Purchase Amount of at least Twenty-Two Million Five Hundred Thousand Dollars ($22,500,000), such number of shares of Common Stock that would have a value equivalent to Fifty Thousand Dollars ($50,000), in each case of clauses (i) through (iv), as such number of shares of Common Stock to be issued as consideration are calculated using the VWAP of the previous day to such applicable Purchase Date.
We have further agreed with the Investor that each party shall be responsible for the payment of any fees or commissions, if any, of any financial advisor, placement agent, broker or finder engaged by such party relating to or arising out of the transactions contemplated by the Purchase Agreement, and each party shall pay, and hold the other party harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out of pocket expenses) arising in connection with any such claim.
We may suspend the sale of shares of our common stock to the Investor pursuant to this prospectus supplement for certain periods of time for certain reasons, including if this prospectus supplement is required to be supplemented or amended to include additional material information.
The Investor is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. The Investor has informed us that it will use an unaffiliated broker-dealer to effectuate all sales, if any, of the common stock that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made on Nasdaq at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. The Investor has informed us that each such broker-dealer will receive commissions from the Investor that will not exceed customary brokerage commissions.
The shares of our common stock may be sold in one or more of the following manners:
•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers; or
•
A block trade in which the broker dealer so engaged will attempt to sell the shares of our common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction.

We know of no existing arrangements between the Investor and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares of our common stock offered by this prospectus supplement. At the time a particular offer of the shares of our common stock is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information.

The Investor has agreed that during the term of the Purchase Agreement, neither the Investor nor any of its affiliates will, directly or indirectly, engage in any short sales involving our securities or grant any option to purchase, or acquire any right to dispose of or otherwise dispose for value of, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or enter into any swap, hedge or other similar agreement that transfers, in whole or in part, the economic risk of ownership of any shares of our common stock.
We have advised the Investor that it is required to comply with Regulation M promulgated under the Exchange Act to the extent applicable to this offering. With certain exceptions, Regulation M precludes the Investor, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares of our common stock offered by this prospectus supplement.
We have entered into an agreement with Newbridge Securities Corporation, member FINRA/SIPC, or Newbridge, a registered broker- dealer and FINRA member, pursuant to which Newbridge agreed to act as the placement agent in connection with the Purchase Agreement with the Investor. Newbridge will receive a placement fee of $45,000, and a $15,000 non-accountable expense reimbursement upon receipt of written confirmation from the Financial Industry Regulatory Authority, Inc., or FINRA, to the effect that FINRA's Corporate Finance Department has determined not to raise any objection with respect to the fairness or reasonableness of the terms of the Purchase Agreement or the transactions contemplated thereby. Following receipt of the $45,000 placement fee and the $15,000 non-accountable expense reimbursement, Newbridge shall not be entitled to any additional compensation upon the closing of any subsequent stock sales effected pursuant to the purchase agreement, and Newbridge shall not be deemed a "distribution participant" in connection with any subsequent sales of stock pursuant to this prospectus supplement. We have also agreed to indemnify Newbridge and certain other persons against certain liabilities in connection with the offering of shares of our common stock offered hereby.
We will pay all fees and expenses in connection with satisfying our obligations to ensure the prompt listing of all of the Shares and Commitment Shares.
The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.
Our common shares are listed on the Nasdaq Capital Market under the symbol "TOPS."
Please also see the information set forth under the caption "Plan of Distribution" in the accompanying prospectus, and the disclosure set forth in our report on Form 6-K relating to the Purchase Agreement with the Investor, pursuant to the Exchange Act, which is incorporated herein by reference. For more information, please see the section entitled "Incorporation by Reference" in this prospectus supplement.

EXPENSES
The following are the estimated expenses of the issuance and distribution of the securities offered by this prospectus supplement, all of which will be paid by us.
SEC Registration fees	$23,457	*
Legal fees and expenses	$60,000
Accounting Fees	$15,000
FINRA related fees	$31,498	*
Miscellaneous	$5,000
Total:	$134,955

*Previously Paid

LEGAL MATTERS
The validity of the common shares offered by this prospectus supplement with respect to Marshall Islands law and certain other legal matters relating to United States and Marshall Islands law will be passed upon for us by Seward & Kissel LLP, New York, New York. The Investor is being represented by McDermott Will & Emery LLP, New York, New York.  The Placement Agent is represented by Schiff Hardin LLP, Washington, D.C.
EXPERTS
The consolidated financial statements incorporated in this prospectus supplement by reference from Top Ships Inc.'s annual report on Form 20-F for the year ended December 31, 2016, have been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Certified Public Accountants S.A. are located at Fragoklissias 3a & Granikou Str., 15125 Maroussi, Athens, Greece.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus supplement and the accompanying prospectus with the Commission. This prospectus supplement and prospectus are a part of that registration statement, which includes additional information.
Government Filings
We file annual and special reports within the Commission. You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Our filings are also available on our website at http://www.topships.org. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus supplement. Further, other than as described below, the information contained in or accessible from the Commission's website is not part of this prospectus supplement.
Information Incorporated by Reference
The Commission allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus supplement and prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference in this prospectus supplement the following documents filed with the Commission pursuant to the Exchange Act:
•
Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Commission on March 14, 2017, which contains our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

•	Report on Form 6-K furnished to the Commission on February 2, 2017.
•	Report on Form 6-K furnished to the Commission on February 21, 2017.
•	Report on Form 6-K furnished to the Commission on March 20, 2017.
•	Report on Form 6-K furnished to the Commission on March 22, 2017.
•	Report on Form 6-K furnished to the Commission on March 24, 2017.
•	Report on Form 6-K furnished to the Commission on March 27, 2017.
•	Report on Form 6-K furnished to the Commission on March 28, 2017.
•	The three Reports on Form 6-K, each of which was furnished to the Commission on April 5, 2017.
•	Report on Form 6-K furnished to the Commission on April 28, 2017.
•	Report on Form 6-K furnished to the Commission on May 8, 2017.
•	Report on Form 6-K furnished to the Commission on May 10, 2017.
•	The two Reports on Form 6-K, each of which was furnished to the Commission on May 15, 2017.
•	Report on Form 6-K furnished to the Commission on May 19, 2017.
•	Report on Form 6-K furnished to the Commission on May 30, 2017.
•	Report on Form 6-K furnished to the Commission on June 6, 2017.
•	Report on Form 6-K furnished to the Commission on June 9, 2017.
•	Report on Form 6-K furnished to the Commission on June 16, 2017.
•	Report on Form 6-K furnished to the Commission on June 22, 2017.
•	The two Reports on Form 6-K, each of which was furnished to the Commission on June 26, 2017.
•	Report on Form 6-K furnished to the Commission on June 30, 2017.
•	Report on Form 6-K furnished to the Commission on July 6, 2017.
•	Report on Form 6-K furnished to the Commission on July 11, 2017.

•	Report on Form 6-K furnished to the Commission on July 12, 2017.
•	Report on Form 6-K furnished to the Commission on July 14, 2017.
•	Report on Form 6-K furnished to the Commission on August 3, 2017.
•	Report on Form 6-K furnished to the Commission on August 8, 2017.
•	The two Reports on Form 6-K, each of which was furnished to the Commission on August 18, 2017.
•	Report on Form 6-K furnished to the Commission on August 29, 2017.
•	Report on Form 6-K furnished to the Commission on September 7, 2017.
•	Report on Form 6-K furnished to the Commission on September 13, 2017.
•	The two Reports on Form 6-K, each of which was furnished to the Commission on September 15, 2017.
•	Report of Form 6-K furnished to the Commission on September 29, 2017.
•	Report on Form 6-K furnished to the Commission on October 5, 2017.
•	The two Reports on Form 6-K, each of which was furnished to the Commission on October 12, 2017.
•	Report on Form 6-K furnished to the Commission on October 19, 2017.
•	Report on Form 6-K furnished to the Commission on October 23, 2017.
•	Report on Form 6-K furnished to the Commission on November 3, 2017.
•	Report on Form 6-K furnished to the Commission on November 8, 2017.
•	Report on Form 6-K furnished to the Commission on November 13, 2017.
•	Report on Form 6-K furnished to the Commission on November 14, 2017.
•	Report on Form 6-K furnished to the Commission on November 22, 2017.
•	Report on Form 6-K furnished to the Commission on November 24, 2017.
We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with Commission and certain Reports on Form 6-K that we furnish to the Commission after the date of this prospectus supplement (if they state that they are incorporated by reference into this prospectus supplement or prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus supplement has been terminated. In all cases, you should rely on the later information over different information included in this prospectus supplement or the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.
You may obtain a copy of above mentioned filing or any subsequent filing we incorporated by reference to this prospectus supplement by writing or telephoning us at the following address:
Top Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str,
15124 Maroussi, Greece
(011) 30 210 812-8180 (telephone number)
Information Provided by the Company
We will furnish holders of our common stock with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. generally accepted accounting principles. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the Nasdaq Capital Market, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," our officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.